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                            August 30, 2022

       Mark K. Hardwick
       Chief Executive Officer
       FIRST MERCHANTS CORP
       200 East Jackson Street
       Muncie, IN 47305-2814

                                                        Re: FIRST MERCHANTS
CORP
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 1, 2022
                                                            Form 10-Q for the
Quarter Ended June 30, 2022
                                                            Filed August 9,
2022
                                                            File No. 001-41342

       Dear Mr. Hardwick:

               We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-Q for the Period Ended June 30, 2022

       Item 2. Management's Discussion and Analysis of Financial Condition and Results of
       Operations, page 36

   1. We note your disclosure of the Non-GAAP indicators 'Adjusted Net Income Available to
                                                        Common Stockholders'
and 'Adjusted Diluted Earnings Per Share' on page 39. Please tell us, and revise future
filings, to address the following:
                                                            Provide all the
disclosures in Item 10(e)(1)(i)(C) and (D) of Regulation S-K related to these non-GAAP
indicators; and
                                                            Consider including
these two Non-GAAP indicators in the separate 'non-GAAP'
                                                             section starting
on page 51 that houses the rest of your non-GAAP disclosures included in the
document.
 Mark K. Hardwick
FIRST MERCHANTS CORP
August 30, 2022
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Bonnie Baynes at (202) 551-4924 or David Irving at (202) 551-
3321 with any questions.



FirstName LastNameMark K. Hardwick                        Sincerely,
Comapany NameFIRST MERCHANTS CORP
                                                          Division of
Corporation Finance
August 30, 2022 Page 2                                    Office of Finance
FirstName LastName